UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

■ Form C: Offering Statement
☐ Form C-U: Progress Update:
☐ Form C/A: Amendment to Offering Statement:
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

1. **Name of issuer:** ALBEMARLE HOTEL DEVELOPMENT, LLC

2. **Form:** LIMITED LIABILITY COMPANY

3. **Jurisdiction of Incorporation/Organization:** North Carolina

4. **Date of organization:** December 19, 2017

5. **Physical address of issuer:** 225 Ray Avenue, Suite 200, Fayetteville, NC , 28301

6. **Website of issuer:** https://www.anchorandpillar.com/

7. **Is there a co-issuer?** Yes

   Name of co-issuer: AHD Investors, LLC

   Form: LIMITED LIABILITY COMPANY

   Jurisdiction of Incorporation/Organization: North Carolina

   Date of organization: June 29, 2020

   Physical address: 197 N Second St., Albemarle, NC, 28001

   Website: none

8. **Name of intermediary facilitating the offering:** Vicinity, LLC

9. **CIK number of intermediary:** 0001798542

10. **SEC file number of intermediary:** 7-223

11. **CRD number, if applicable, of intermediary:** 307772

12. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the**

offering, including the amount of referral and any other fees associated with the offering:

Company shall pay to Vicinity at each closing of the offering a fee consisting of a 6% commission based on the dollar amount received from US investors in the Offering for all payments received. Additionally, Vicinity will receive a fee from investors in the form of 1% of the invested amount (max of $250 per investment).

13. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** No

14. **Type of security offered:** Convertible Debentures

15. **Target number of securities to be offered:** 3,500

16. **Price (or method for determining price):** $100.00

17. **Target offering amount:** $350,000

18. **Oversubscriptions accepted:** ☐ Yes ☐ No

19. **If yes, disclose how oversubscriptions will be allocated:** ☐ Pro-rata basis ☐ First-come, first-served basis ☐ Other - provide a description: TBD by issuer

20. **Maximum offering amount:** $1,070,000

21. **Deadline to reach the target offering amount:** April 30, 2021

22. **Current number of employees with issuer and co-issuer:** 0

Jordan A. Jones, Manager/Member of both the issuer and co-issuer, is responsible for all activities of both entities. This project also relies on a key relationship with Stokes Construction Company as the General Contractor for the development project.

23. **Financial Information:**

ALBEMARLE HOTEL DEVELOPMENT, LLC	2019	2018
Total Assets:	332,442	371,211
Cash & Cash Equivalents:	0	23,108
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	328,370	319,900
Revenues/Sales:	0	0

Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	-14,895	-5,159

AHD INVESTORS, LLC	2020	2019
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	-127	0

24. **Indicate which jurisdictions in which the issuer intends to offer the securities:** All US states and territories.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$60.00	$940.00
Aggregate Minimum Offering Amount	$350,000.00	$21,000.00	$329,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

The Offering

Minimum amount of Convertible Debentures being offered	350,000
Maximum amount of Convertible Debentures being offered	1,070,000
Purchase price per Security	$100.00
Minimum investment amount per investor	$1,000.00
Offering deadline	April 30, 2021
Use of proceeds	Net proceeds from the issuance of these notes will be used by the Company for costs associated with the historic adaptive re-use of the Albemarle Hotel. Further details within.
Voting Rights	None

Terms of the offering are fully detailed in the debenture purchase agreement and form of convertible debenture, with some key features included here:

Interest and Maturity.   The Company promises to pay simple interest on the unpaid principal amount of this Debenture from the date hereof until such principal amount is paid in full at an annual rate of five percent (5.0%), or such lesser rate as shall be the maximum rate allowable under applicable law. Interest from the date hereof shall be computed on the basis of a 365-day year and the actual number of days elapsed and payable in arrears on March 15th, June 15th, September 15th and December 15th of each year. Unless repurchased, prepaid or converted earlier as set forth herein, all outstanding principal and any accrued but unpaid interest on this Debenture shall be due and payable on the date that is one hundred twenty (120) days after a Historic Tax Credit Event (as defined herein) (the "***Maturity Date***").

Treatment of Debentures. This Debenture and the other convertible debentures issued pursuant to the Purchase Agreement are collectively referred to herein as the "***Debentures***." This Debenture and the other Debentures shall rank *pari passu* with regard to the payment of principal and interest. The Holder agrees that any payments or prepayments to the Holder and the holders of the other Debentures, whether principal or interest, shall be made pro rata among the Holder and the holders of the other Debentures based upon the aggregate unpaid principal amount of this Debenture and the other Debentures. In the event the Holder receives payments in excess of its pro rata share of Company's payments to the holders of all of the Debentures, then the Holder shall hold in trust all such excess payments for the benefit of the holders of the other Debentures and shall pay such amounts held in trust to such other holders upon demand by such holders.

Prepayment. All outstanding principal and accrued but unpaid interest of this Debenture may be prepaid without penalty, in whole or in part, only upon the prior written consent of the holders of Debentures representing at least a majority of the aggregate principal amount of all Debentures then outstanding (the "**Requisite Holders**"). Any prepayment of this Debenture will be credited first against the accrued interest, then principal. Upon payment in full of the amount of all principal and interest payable hereunder, this Debenture shall be surrendered to the Company for cancellation. Any prepayment shall be effected on a pro rata basis as to the Holders, and a like percentage of the principal amount of every Debenture shall be prepaid.

Conversion.

Mandatory Conversion upon a Historic Tax Credit Event. If not sooner repaid or converted as provided herein, and if all state and federal historic tax credit investors have ceased to have any ownership interests in the Albemarle Hotel redevelopment project in Albemarle, North Carolina, being undertaken by Albemarle Hotel Development, LLC (the "**Project**"), after the Project has been placed in service as defined in Section 47b of the Internal Revenue Code of 1986, as amended (a "**Historic Tax Credit Event**"), then all outstanding principal and accrued but unpaid interest on this Debenture shall automatically be converted immediately after the Historic Tax Credit Event into Units at the Tax Credit Conversion Price. For purposes of this Debenture, the "**Tax Credit Conversion Price**" shall mean one Unit for each one hundred dollars ($100.00) of principal of the Debenture. The Holder agrees and acknowledges that if this Debenture is converted into Units in connection with a Historic Tax Credit Event, the Holder will enter into any and all documents related to the Qualified Financing reasonably requested by the Company or the financial advisor or investment banker for the Qualified Financing.

Mandatory Conversion upon a Liquidity Event. If not sooner repaid or converted as provided below, all outstanding principal and accrued but unpaid interest on this Debenture, as of the close of business on the day immediately preceding the date of the sale of the Company, whether by means of a plan of recapitalization, reorganization, merger, or sale of all or substantially all of the assets of (a) the Company or (b) Albemarle Hotel Development, LLC (a "**Liquidity Event**"), then all outstanding principal and accrued but unpaid interest on this Debenture shall be automatically converted into Units at the Liquidity Conversion Price. For purposes of this Debenture, the "**Liquidity Conversion Price**" shall mean one Unit for each one hundred dollars ($100.00) of principal of the Debenture. The Holder agrees and acknowledges that if this Debenture is converted into Units in connection with a Liquidity Event, the Holder will enter into any and all documents related to the

Liquidity Event reasonably requested by the Company or the financial advisor or investment banker for the Liquidity Event.

Upon conversion, investors will hold membership interests of the same class and rights as the membership interests held by Jordan Jones. There will not be a separate class of units issued. Definitions and rights of members will include, but not be limited to the following:

Definitions.

"Articles of Organization" means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

"Bankruptcy" means, with respect to any Person, the occurrence of any of the events contemplated by Section 57D-3-02(a)(1) of the Act with respect to such Person.

"Capital Account" means for each Interest Owner the account established and maintained in accordance with the provisions of the operating agreement.

"Capital Contribution" means, with respect to any Interest Owner, any cash, cash equivalents or the Agreed Value of Contributed Property which such Interest Owner contributes.

"Capital Transaction" means any of the following: (i) a sale, exchange, transfer, assignment or other disposition of all or a substantial portion of the assets of the Project Owner (but not including sales in the ordinary course of business); (ii) a Change of Control in the Project Owner, (iii) any collection in respect of property, hazard, or casualty insurance (but not business interruption insurance) or any damage award of Project Owner; or (iv) any other transaction the proceeds of which, in accordance with generally accepted accounting principles, are considered to be capital in nature.

"Cause" means (i) breach of any material obligation by a Manager under this Agreement and such default or breach is not corrected within ten (10) days after notice thereof identifying the default or breach with specificity from a Member authorized to provide such notice by a Two-Thirds Interest of Members; provided that if such default or breach is not susceptible of cure within such ten (10) day period and such Manager initiates such cure and diligently prosecutes such cure to completion, such grace period shall be extended for such time (not to exceed sixty

(60) days) as is reasonably necessary to allow such Manager to effect such cure; provided further that if such default or breach is willful, flagrant and material and not susceptible of cure, then no notice or grace period shall be required; or (ii) a Manager or any Affiliate of such Manager shall commit an act involving fraud, bad faith, misappropriation, gross negligence or willful misconduct in connection with any of its obligations hereunder.

"Change of Control" means, with respect to any Person that is an entity, the consummation of a transaction or series of transactions pursuant to which any "person" or "group" (as such terms are used in Sections l3(d) and l4(d) of the Securities and Exchange Act of 1934, as amended)(the "Exchange Act"), becomes the beneficial owner (within the meaning of Exchange Act), directly or indirectly (other than by reason of the death of one or more natural persons), of equity in such Person representing more than 50% of the total voting power of then outstanding equity of such Person entitled to vote generally in the election of (or otherwise appoint or designate) the Person's directors, managers or other similar management. Furthermore, if at any time an Interest Owner ceases to be Controlled by at least one of its Control Persons, such Interest Owner shall be deemed to be subject to a Change of Control.

"Control" (including the terms "Controlled by" and "under common Control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies or affairs of a Person, whether through ownership of voting securities, by contract, as executor or trustee, or otherwise. The existence and possession of Control with respect to a Person shall be determined by the Managers, provided that a Person's ownership, directly or indirectly, of more than 50% of the voting power or the value of another Person shall be deemed to constitute Control of such Person.

"Control Event" means the occurrence of any of the following events with respect to an Interest Owner:

       (a) The death or Incapacity of such Interest Owner, if a natural person;

       (b) The dissolution of such Interest Owner, if an entity;

(c) The death, Incapacity or dissolution (as applicable) of all Control Persons of such Interest Owner, if an entity;

(d) A Bankruptcy with respect to such Interest Owner; or

(e) A Change of Control in respect of such Interest Owner, if an entity, unless such Change of Control is approved by the Managers.

"Control Person" means, with respect to any Interest Owner:

(a) If such Interest Owner is a natural person, such Interest Owner; or

(b) If such Interest Owner is an entity, either:

(i) Each Person that Controls, directly or indirectly, such entity at the time it was admitted as an Interest Owner; or

(ii) Each Person that acquires Control, directly or indirectly, of such entity following its admission as an Interest Owner, and such acquisition of Control has been approved by the Managers.

"Distributable Operating Cash" shall mean, for any period, the excess, if any, of (a) the aggregate, consolidated sum of the gross receipts during such period of any kind and description but excluding (x) gross receipts received in connection with a Capital Transaction and (y) Capital Contributions, minus (b) the sum of the following cash expenditures or reserves: (i) cash expenditures for operating expenses, including, without limitation, all operating expenses related to the operation of the Company Business; and (iii) cash expenditures for capital improvements and other expenses of a capital nature with respect to the Company Business. In no event shall any deduction be made for non-cash expenses such as depreciation, amortization or the like. No item of income or expense included in the calculation of Capital Proceeds shall be included in the calculation of Distributable Operating Cash.

"Interest Owner" means a Member or an Economic Interest Owner.

"Major Decisions" means

(a) an act constituting Bankruptcy of the Company, AHD Managing Member or Project Owner;

(b) any voluntary dissolution of the Company, AHD Managing Member or Project Owner;

(c) any Sale of the Company, AHD Managing Member or Project Owner;

(d) making of loans by the Managers or their Affiliates, to the Company, AHD Managing Member or Project Owner;

(e) borrowing money (and executing promissory notes) for the business of the Company, and if security is required therefor, to mortgage or subject any Company asset to any security device as collateral for any borrowing, and to prepay, in whole or in part, refinance, increase, modify, consolidate or extend any note or any security device;

(f) entering into contracts or agreements between the Company, AHD Managing Member or Project Owner and the Managers or Affiliates of the Managers other than the Construction Management Agreement, Development Agreement and the Property Management Agreement; and

(g) paying of compensation or other fees to the Managers or Affiliates of the Managers by the Company, AHD Managing Member or Project Owner other than the fees payable pursuant to the Construction Management Agreement, Development Agreement and the Property Management Agreement.

"Majority" means, with respect to any referenced group of Managers, a combination of any of such Managers constituting more than fifty percent (50%) of the number of Managers of such referenced group who are then elected and qualified.

"Majority in Interest" means, with respect to any referenced group of Members, a combination of any of such Members who, in the aggregate, own more than fifty percent (50%) of the Ownership Interests owned by all of such referenced group of Members.

"Manager" means the Person appointed as Manager.

"Member" means each Person designated as a member of the Company.

"Ownership Interest" means all of an Interest Owner's rights and obligations as an Interest Owner in the Company as provided in the operating agreement or as otherwise provided by the Act. Reference to any Ownership Interest shall include a portion of such Ownership Interest.

"Sale" means with respect to any Person:

(a) a Change of Control of such Person; or

(b) the sale, transfer, conveyance or other disposition of all or substantially all of the

assets of such Person except where such sale, transfer, conveyance or other disposition is to a direct or indirect wholly-owned subsidiary of such Person.

"Secretary of State" means the Secretary of State of North Carolina.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder which shall be in effect at the time.

"Units" means the units of ownership into which an Interest Owner's Ownership Interest is divided. Unless otherwise provided herein, references made to an Interest Owners' Units include that entire portion of the Interest Owner's Ownership Interest that relates or is attributable to those Units.

Actions by Members. Except as otherwise required by law, the Articles of Organization, or the operating agreement, any act of the Members shall be by the affirmative vote of a Majority in Interest of Members. All actions of the Members provided for herein may be taken by written consent without a meeting. Any such action which may be taken by the Members without a meeting shall be effective only if the consents are in writing (which writing may be electronic, such as by e-mail), set forth the action so taken, and are signed (including an electronic signature that complies with the Uniform Electronic Transactions Act as adopted in North Carolina) by Members holding the Ownership Interest required by the operating agreement to take such action and who are eligible to vote on such action. Prompt notice of any actions taken without a meeting by less than unanimous written consent shall be given to those Members that did not consent thereto in writing and that, if the actions had been taken at a meeting held on the date of such consent, would have been entitled to vote thereon. Members may participate in any meeting of the Members by means of a conference telephone or similar communications equipment, provided all persons participating in the meeting can hear one another, and such participation in a meeting shall constitute presence in person at the meeting.

Action Requiring Member Approval. Major Decisions shall require the approval of the Managers and a Majority in Interest of the Members.

Distributions.

(a) Distributable Operating Cash. The Managers shall distribute Distributable Operating Cash at such times and in such amounts as the Managers so determine, in their sole discretion. Subject to the foregoing, all distributions of Distributable Operating Cash shall be made to the Interest Owners in proportion to the Interest Owners' Ownership Interests.

(b) Capital Proceeds. The Managers shall distribute Capital Proceeds at such times and in such amounts as the Managers so determine, in their sole discretion. Subject to the foregoing, all distributions of Capital Proceeds shall be made to the Interest Owners in the following order of priority:

(i) First, to the Interest Owners that have made Capital Contributions, in proportion to their respective Net Capital Contributions, until the Interest Owners' Net Capital Contributions have been reduced to zero and until each such Interest Owner has received a Total Return equal to five percent (5.0%) as of the date of distribution; and

(ii) Second, to the Interest Owners in proportion to the Interest Owners' Ownership Interests.

Limitation Upon Distributions. No distribution shall be declared and paid if payment of such distribution would cause the Company to violate any limitation on distributions provided in the Act.

Causes of Dissolution. The Company shall be dissolved only in the event that:

(a) the Manager and a Majority in Interest of the Members agree to dissolve the Company;

(b) the Company ceases to maintain any interest (which term shall include, but not be limited to, a security interest) in any part of the Project Owner; or

(c) the entry of a decree of judicial dissolution or the issuance of a certificate for administrative dissolution under the Act.

Procedure in Dissolution and Liquidation.

(a) Winding Up. Upon the dissolution of the Company, (i) the Company shall immediately commence to wind up its affairs and the Members shall proceed with reasonable promptness to liquidate the business of the Company and (ii) the Manager shall cause Articles of Dissolution to be executed on behalf of the Company and filed with the Secretary of State, and the Manager or authorized Member shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the dissolution of the Company.

(b) Management Rights During Winding Up. During the period of winding up the affairs of the Company, the rights and obligations of the Company set forth herein with respect to the management of the Company shall continue. For purposes of winding up, the Members shall cooperate in making decisions relating to the conduct of any business or operations during the winding up period and to the sale or other disposition of Company assets.

(c) Distributions in Liquidation. The assets of the Company shall be applied or distributed in liquidation in the following order of priority:

(i) first, in payment of debts and obligations of the Company owed to third parties; and

(ii) second, as provided in "Distributions" section above.

(d) Non-Cash Assets. Every reasonable effort shall be made to dispose of the assets of the Company so that the distribution may be made to the Interest Owners in cash. If at the time of the dissolution of the Company, the Company owns any assets in the form of land, work in process, notes, deeds of trust or other non-cash assets, such assets, if any, shall be distributed in kind to the Interest Owners, in lieu of cash, proportionately to their right to receive the assets of the Company on an equitable basis reflecting the net fair market value of the assets so distributed, which net fair market value shall be determined by the Managers.

(e) No Deficit Restoration Obligation. Notwithstanding anything to the contrary in the operating agreement, upon a liquidation within the meaning of Treasury Regulations section 1.704-1(b)(2)(ii)(g), if any Interest Owner has a deficit Capital Account balance (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all fiscal years, including the fiscal year in which the liquidation occurs), such Interest Owner shall have no obligation to make any Capital Contribution to the Company, and the deficit balance of such Interest Owner's Capital Account shall not be considered a debt owed by such Interest Owner to the Company or to any other Person for any purpose whatsoever.

Amendments. The Manager may, with the approval of a Majority in Interest of the Members, amend any provision of the operating agreement; provided, however, that the Manager may, without the consent of any Interest Owner, amend the operating agreement (a) as to matters that do not have a material adverse effect on any Interest Owner or that benefit all Interest Owners, (b) to correct typographical, printing, stenographic or clerical errors or omissions (so long as such Amendment also complies with clause (a)), and (c) as otherwise expressly permitted by the operating agreement. Upon the approval of any amendment by the requisite parties, the Manager shall be authorized to execute the amendment on behalf of all Interest Owners.

Investors in this offering are receiving securities in AHD Investors, LLC; not Albemarle Hotel Development, LLC. AHD Investors, LLC is being used as a special purpose vehicle under Regulation Crowdfunding rules for the sole purpose of acquiring, holding, and disposing of securities issued by Albemarle Hotel Development, LLC. This does not impact the economic exposure or rights of the investors.

Closing and Escrow Process

Investors that have committed investment amounts and signed the debenture purchase agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and   the   offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end
of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this   offering,
no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Assignment and Transfer Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Other Matters

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of minority ownership in the issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because securities are governed by the debenture purchase agreement and the terms of the securities themselves, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the securities. In addition, because the holders of securities' rights are limited to those described in the debenture purchase agreement, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Certain tax considerations

The issuer intends to treat the securities as contingent debt instruments for U.S. federal income tax purposes. The issuer's good-faith determination that the securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the securities based on their particular circumstances.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Jordan A. Jones	100%

Jordan A. Jones currently owns 100% membership interest in both Ablemarle Hotel Development, LLC and AHD Investors, LLC through J. A. Jones Ventures II, LLC.

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jordan Jones, Manager, Member (part-time)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

ANCHOR & PILLAR HOLDINGS, LLC, Principal and Founder, Durham, NC, 2014 - Present
Founded Anchor & Pillar Holdings, LLC as operating company to manage and own real estate development projects across North Carolina, South Carolina, and Virginia. Company has more than $100M of projects delivered, under development, or expected to start construction by Summer 2021. These projects are mission driven with the focus on reactivity communities, particularly downtowns, through transformative real estate development projects. All of these projects also include a public private partnership and are well supported by the local communities.

ANCHOR & PILLAR SERVICES, INC., Principal and Founder. Durham, NC, 2020 – Present
Started a construction management and property management company to oversee the execution of Anchor & Pillar Holdings' construction projects as well as provide property management services to these properties during operations.

ALBEMARLE HOTEL DEVELOPMENT, LLC, Albemarle, NC, Manager 2017 – Current
Purchased the historic Albemarle Hotel for the purpose of a historic tax credit renovation to convert this cultural asset into retail on the ground floor and 29 for-rent apartments. Renovation is expected to start June 2021.

PRINCE CHARLES HOLDINGS, LLC and PCH DEVELOPMENT CO, LLC, Member/Manager – Fayetteville, NC 2015 - Present
Prince Charles Holdings and PCH Development Co are two development entities that are currently executing a $135M public private partnership with the City of Fayetteville to develop a minor league baseball stadium (5,200 seat capacity) and multiple private development projects including 225 high-end apartments; 15,000 SF of retail; 152,000 SF of office; 119 room hotel; and a 482 space parking garage. Mr. Jones has played critical role in drafting the development vision, negotiating terms with City, and raising necessary capital. Mr. Jones oversees a significant team of architects, contractors, engineers, and property managers to build, market, and manage these development opportunities.

MZI HOLDINGS, LLC, Manager, Winnsboro, SC, 2017 – Current
Acquired a historic school campus and am currently renovating building utilizing state historic tax credits, federal historic tax credits, and New Markets Tax Credits. Secured master lease with Fairfield County to utilize campus for government purposes including: early childhood education center, Sheriff's department, 9-1-1 call center, County's administrative staff, and a visitor's center.

DEVELOPMENT FINANCE INITIATIVE, Development Advisor 2012 - Present
Development Finance Initiative partners with local governments to attract private investment for transformative projects by providing specialized finance and development expertise. Mr. Jones is a Development Advisor for DFI overseeing strategy and quality control on half of DFI's portfolio of projects that includes more than 15 active projects. To execute this work, Mr. Jones oversees multiple Project Managers and graduate student Fellows and provides the necessary real estate and finance expertise. Mr. Jones started working with DFI as a graduate student Fellow and continues assume more responsibilities.

Education

UNIVERSITY OF NORTH CAROLINA, School of Government – Chapel Hill, NC May 2014
Master of Public Administration (MPA), Full Time Program

UNIVERSITY OF NORTH CAROLINA, City and Regional Planning – Chapel Hill, NC
May 2014
Master of City and Regional Planning (MCRP), Full Time Program

WAKE FOREST UNIVERSITY – Winston-Salem, NC May 2008
Bachelor of Science in Business and Enterprise Management; Minor in American Ethnic Studies

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jordan Jones, Manager, Member (part-time)

Details same as above in "Directors" section

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Interests
Amount outstanding	100%
Voting Rights	All
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The rights of the notes cannot be changed except by approval of the company and majority in interest of securities holders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Related party loan payable
Name of creditor	Jordan A. Jones
Amount outstanding	$8,470.00
Interest rate and payment schedule	0%
Describe any collateral or security	none
Maturity date	TBD by management
Other material terms	Payable upon close of capital raise

Type of debt	Loan Payable (mortgage)
Name of creditor	Uwharrie Bank
Amount outstanding	$319,900.00
Interest rate and payment schedule	1.52%
Describe any collateral or security	First deed of trust
Maturity date	December 31, 2021
Other material terms	Payable upon close of construction loan

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None		$			

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Jordan Jones	Owner	Loan (as described above in "debt outstanding" section)	$8,470.00

Use of Proceeds
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$21,000	6.00%	$64,200
Demolition and asbestos/lead based paint/mold abatement	94.00%	$329,000	30.75%	$329,000
General construction and carpentry	0.00%	$0	62.46%	$668,330
Loan payment	0.00%	$0	0.79%	$8,470
Total	**100.00%**	**$350,000**	**100.00%**	**$1,070,000**

Business Plan Description

Albemarle Hotel Development, LLC acquired the historic 33,000 SF Albemarle Hotel in downtown Albemarle in December 2017. Built in 1923, the Albemarle Hotel is one of the most prominent buildings in downtown. The property is located at 197 N. Second Street and includes on-site parking.

Albemarle Hotel Development, LLC is planning for the historic adaptive re-use of the Albemarle Hotel into 29 for-rent apartments and a 4,040 SF ground floor commercial space.

Albemarle Hotel Development, LLC hired Kimley-Horn to complete a market study for the proposed Albemarle Hotel Project. This 2019 study found:
- Downtown boutique apartments (such as those proposed for the Albemarle Hotel) on average generate a 35% rent premium over traditional, non-downtown units; and
- Existing demand in Albemarle is sufficient to lease the proposed units and the proposed rental rates. COVID-19's impact on this demand is unknown at this time.

One of the key drivers for the pending success of downtown Albemarle that will also significantly impact this project is the Fall 2020 opening of Pfeiffer University's Health Sciences Building. Located within a five-minute walk of the Albemarle Hotel, the Health Sciences Building will house Pfeiffer University's new Physician Assistant and Occupational Therapy programs. Projected enrollment of these two professional programs will exceed 200 full-time students.

While the Albemarle Hotel will target students and staff of Pfeiffer University's Health Sciences Building, this is not the project's sole target market. Albemarle and Stanly County are home to young professionals, single adults, and empty nesters that also desire to live in a downtown market. These additional target markets are critical sources of tenants in comparable projects.

Currently the future residential units within the Albemarle Hotel have no significant competition. Few apartments are available today in downtown Albemarle and within Stanly County there are no recently built market-rate apartment communities.

Albemarle Hotel Development, LLC has completed significant pre-development scope for this project including:
- Acquired site control
- Completed schematic drawings
- Obtained all necessary conditional approvals (Part 1 and Part 2) from the North Carolina State Historic Preservation Office and the National Park Service that are required for eligibility for state and federal historic tax credits
- Completed third party market study supporting project and proposed rents
- Completed construction drawings

When capital is secured, Albemarle Hotel Development, LLC will begin the next steps in its pre-development process. All of these steps are required to be completed prior to project closing on its construction loan and historic tax credit financing:

- Obtain building permit
- Execute construction contracts, including a Gross Maximum Price

Albemarle Hotel Development, LLC is working on completing this project on the following timeline:

- April 2021: begin demolition work
- June 2021: begin construction/build back
- July 2022: complete renovation
- August 2022: residents move into new apartments

FINANCIAL INFORMATION

Operations

The issuer does not have any revenues or costs of goods to date as this building has not been put in use. Expenses to date have included legal and professional (2019: $1,025), general and administrative (2018: $297; 2019: $9,008), interest expense ($4,862 each in 2018 and 2019), and depreciation (non-cash) (2018: $18,321; 2019: $18,461). Historical performance of the issuer has been primarily limited to organizational and project setup expenses and, as such, historic performance is not representative of expected future performance once the property is in use and producing revenue and associated operating expenses.

The reviewed financials display balance sheet activites for 2018 and 2019, including cash in the account at the end of 2018 in the amount of $23,108 and $0 at the end of 2019. Cash was used to cover operating expenses in 2019 and payments towards future expenses, such as the construction drawings.

The historic renovation of the Albemarle Hotel is an estimated $8.8M project. Albemarle Hotel Development, LLC will leverage state and federal historic tax credit equity to offset the increased construction costs from this type of historic renovation. To obtain this historic tax credit equity, the project will sell the historic tax credits it will generate (from historically renovating the building) to a third-party syndicator. Albemarle Hotel Development, LLC has strong relationships with these historic tax credit syndicators who are actively purchasing North Carolina's state historic tax credits along with federal historic tax credits.

Investor convertible debentures, targeted to be raised by AHD Investors, LLC entirely through Regulation Crowdfunding, will be a material source of capital to fund the renovation and build out of the project. AHD Investors, LLC is an investment vehicle and co-issuer for this offering for the sole purpose of raising the capital to be deployed into Albemarle Hotel Development, LLC which is the Issuer for this offering.

Another critical source of financing will be a construction loan that will convert to permanent financing. Albemarle Hotel Development, LLC is exploring several options for this type of loan and is confident in the project's ability to secure the necessary loan financing.

Financial milestones of the project include:
- Obtain capital from Regulation Crowdfunding campaign to begin demolition and abatement work, then begin renovation.
- Obtain historic tax credit investment and construction loan to further renovation and construction.
- Target using funds on or under budget to open the Residences in July 2022.
- Target 90% occupancy by January 2023.

Liquidity and Capital Resources

Targeted sources of capital total **$8,828,987** and are estimated (subject to change) as follows:

Investor convertible debentures (current Reg CF maximum) **$1,070,000**

Additional convertible debentures or additional equity investment may be pursued for approximately **$430,000**. *There is the potential this is pursued through this Regulation Crowdfunding offering, which would require an amendment to increase the maximum offering amount.*

Anchor & Pillar Equity **$75,000**

Deferred Developer Fee **$175,000**

Federal HTC Equity **$1,042,090**

State HTC Equity **$996,897**

Permanent Loan **$5,040,000**

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

ALBEMARLE HOTEL DEVELOPMENT, LLC plans to provide its annual report on a separate tab on its website: https://www.anchorandpillar.com/ within 120 days after the end of the fiscal year. A link to the location will be provided via email once prepared.

RISKS

Construction. The Company will invest in the redevelopment of the Albemarle Hotel ("Project"). All construction projects, particularly historic renovations, carry a high degree of risk. There are many unknown and concealed conditions that will likely emerge during the construction process. While the Project will hire a highly qualified general contractor to execute the Project, it is likely there could be increases to the development budget that materially impact the estimated financial returns.

COVID-19. The impacts of COVID-19 on our communities and our economy has been significant. At this time, the overall impact and potential recovery from the effects of COVID-19 on the economy is unknown. While construction projects are continuing to proceed during COVID-19 as they are identified as "essential" by North Carolina Governor Roy Cooper, the potential impact could be on the Project's prospective residential tenants in terms of their willingness to sign new leases and ability to pay requested rents. The demand for urban, multifamily housing may be significantly diminished as a result of the COVID-19 pandemic.

Pfeiffer University's Expansion Plan. The Project intends to renovate, own, and operate one commercial space and 29 for-rent apartments in the Albemarle Hotel.

While the Project's plans are not solely based on Pfeiffer University's expansion to downtown Albemarle, the Project will target Pfeiffer University students for the residential units. In the event Pfeiffer University is not successful with meeting their planned enrollment numbers, the viability of the Project and the value of the Company's investment could be adversely impacted.

Key Personnel. The Project is highly dependent on Jordan Jones to oversee the construction and ongoing operations. The loss of Mr. Jones would adversely affect the Project and the Project might have to obtain other personnel to perform his duties. There can be no guarantee such replacement personnel will be available or that the project will proceed as planned in the event of the loss of Mr. Jones.

Competition. As far as the Project is aware, no other larger redevelopment projects with at least 25 for-rent apartments is currently being considered in downtown Albemarle. While the project's location and proximity to Pfeiffer University's downtown Albemarle campus will differentiate itself from its competitors, there is significant competition among other residential options in Albemarle and Stanly County.

Need for Additional Funding/Dilution. The project does need additional capital in excess of the $350,000 minimum target being raised through this Regulation Crowdfunding offering. Additional convertible debt and/or equity financing of approximately $1,150,000 is anticipated to be needed for this project, for a total of $1,500,000. $1,070,000 is being pursued through this offering, and may be increased to use Regulation Crowdfunding to pursue up to the full $1,500,000 amount, following a material amendment that could be filed. Additionally, bank financing and historic tax credit investment will be necessary to complete the full funding needs of this project. If the needed amount of convertible debt/equity financing is not achieved through this Regulation Crowdfunding offering, it will need to be pursued through other raises/sources, such as a Regulation D raise.

Beyond the funding stated herein, the project does not currently anticipate any need for future equity financing from the Company. If the Project is in need of additional equity capital, the Project plans to raise such capital through the Albemarle Hotel Development, LLC.   If the existing Members do not wish to participate in future debt or equity offerings, the Project may seek such funding from third parties. If such third parties elect to provide equity capital to the Project, the Project cannot guarantee that its investors will not be diluted by the future investment of such capital or the extent of the dilution. Nor can the Project guarantee that securities issued in exchange for such capital will not be sold on terms more favorable than those offered to its initial investors. The availability of such funding is subject to credit, economic, market and legal constraints. There is no guarantee that any additional debt or equity financing, if needed, can be obtained by the Project.

Risks of not receiving additional funding. The company may not be able to receive the investment from historic tax credit investors or the needed construction loan that will convert to permanent financing. Any of these sources not coming through could prevent the project from completing.

Exisiting debt obligation. The disclosed outstanding debt to Uwharrie Bank is required to be paid back and holds the first deed of trust. An inability to pay this loan would keep the project from completing.

Related-party transaction. The issuer currently has a loan from Jordan Jones, who is the owner of the issuing company, which creates the risk of a potential conflict of interest that could benefit the related party at the expense of the investors.

No Distributions/No Provision for Return of Capital. The Project plans for a long-term hold of at least five to 10 years, depending on market conditions. It is anticipated that the Company's investors will not receive a substantial return on their invested capital until several or more years after closing of the Offering. Although the Project anticipates that it may have sufficient cash flow to pay a return on invested capital within the first few years after completing the renovation, the Project cannot provide any assurances as to when, if ever, cash distributions will be made by the Project.

Economic Conditions. Changes in economic conditions including, for example, competition, public health epidemics/pandemics, tax laws and regulations, and innumerable other factors can affect substantially and adversely the business and prospects of the Project. None of these conditions are within the control of the Project.

Indemnification of Manager. The Project's operating agreements provide for the indemnification of the Project's Manager in a variety of circumstances.

Limitation of Liability. The Project's operating agreement contains a provision eliminating the liability of the Manager arising from any act or omission in such Manager's capacity as a Manager, including acts or omissions occurring prior to the date this provision becomes effective, provided that in connection with such act or omission such Manager discharged its duties in good faith reliance on the provisions of the operating agreement, and so long as such act or omission does not constitute fraud, bad faith, gross negligence, misappropriation, willful misconduct or a material breach of the operating agreement by such Manager or a knowing violation of the provisions of the operating agreement.

Possible Loss of Entire Investment. An investment in the Project involves a high degree of risk. The securities should not be purchased by anyone who cannot afford to lose all of their investment. A prospective investor should be aware that, if the Project is unsuccessful, the investor's entire investment in the Project may be lost and the Project may be faced with liquidation.

New Business Venture. The Project is subject to all the risks inherent in the establishment of a new business enterprise. The Project has incurred and will continue to incur substantial expenses before commencing operations. There can be no guarantee of the success of the Project, and the likelihood of success must be considered in light of the problems, competition, expenses, difficulties, and complications frequently encountered in connection with the ownership and operation of a historic building. There is no guarantee that Project will ever be profitable.

Schedule Risk. The planned renovations may not begin in June 2021 as intended, which could delay the project opening and delay its ability to produce revenue.

Licenses and Permits. The company may not be able to obtain a building permit and may need additional state and local permits and/or licenses to operate.

Going concern. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2019 and 2018 in the amounts of $14,895 and $5,159 respectively.

Relationship between Albemarle Hotel Development, LLC and AHD Investors, LLC. AHD Investors, LLC is being used as an investment vehicle for acquiring, holding, and disposing of securities issued by Albemarle Hotel Development, LLC. While Regulation Crowdfunding does not allow these investment vehicles to be used to change the economic exposure or rights of the investor in any way, any improper use could violate securities law and impair the investment of the investors.